Exhibit 99.1
PGG Wrightson Limited
Audited Consolidated Financial Statements
June 30, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	1

Consolidated Statement of Comprehensive Income for the Years Ended 30 June 2009 and 2010	2

Consolidated Statement of Changes in Equity for the Years Ended 30 June 2009 and 2010	3

Consolidated Statement of Financial Position as at 30 June 2009 and 2010	5

Consolidated Statement of Cash Flows for the Years Ended 30 June 2009 and 2010	6

Notes to the Consolidated Financial Statements	7-52

[Letterhead of KPMG]
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
PGG Wrightson Limited
We have audited the accompanying consolidated statement of financial position of PGG Wrightson Limited (the “Company”) and subsidiaries as of 30 June 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PGG Wrightson Limited and subsidiaries as of 30 June 2010, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG
Christchurch, New Zealand
24 December 2010

PGG Wrightson Limited
Consolidated Statement of Comprehensive Income
For the year ended 30 June

		2010	2009
	Note	$000	$000
Continuing operations
Operating revenue	4,5	1,151,061	1,280,409
Cost of sales		(857,523)	(977,130)

Gross profit		293,538	303,279

Other income	6	21	95
Employee benefits expense		(119,504)	(122,261)
Research and development		(3,630)	(2,988)
Other operating expenses	7	(99,961)	(97,033)
Depreciation and amortisation expense		(7,255)	(6,351)

Results from continuing operating activities		63,209	74,741

Equity accounted earnings of associates	8	1,959	(1,380)
Non operating items	9	(1,041)	(39,419)
Fair value adjustments	10	7,038	(47,984)

Profit from continuing operations before interest and income taxes		71,165	(14,042)

Net interest and finance costs	11	(36,462)	(31,376)

Profit from continuing operations before income tax		34,703	(45,418)

Income tax expense	12	(10,428)	(13,136)

Profit from continuing operations		24,275	(58,554)

Discontinued operations
Profit/(loss) from discontinued operations (net of income tax)	13	(971)	(7,890)

Profit for the year		23,304	(66,444)

Other comprehensive income
Foreign currency translation differences for foreign operations		(3,890)	(4,871)
Realised capital reserve amendment on amalgamation		—	(389)
Subsidiary revaluation of property, plant and equipment		—	(16)
Effective portion of changes in fair value of cash flow hedges		(2,991)	5,147
Defined benefit plan actuarial gains / (losses)		(4,106)	(15,004)
Deferred tax on movement of actuarial gains / (losses) on employee benefit plans		1,054	4,104

Other comprehensive income/(loss) for the period, net of income tax		(9,933)	(11,029)

Total comprehensive income/(loss) for the period		13,371	(77,473)

Profit/(loss) attributable to:
Shareholders of the Company		22,670	(66,444)
Non-controlling interest		634	—

Profit for the year		23,304	(66,444)

Total comprehensive income/(loss) attributable to:
Shareholders of the Company		12,724	(77,473)
Non-controlling interest		647	—

Total comprehensive income/(loss) for the year		13,371	(77,473)

Earnings/(loss) per share
Basic and diluted earnings per share (New Zealand Dollars)	14	0.04	(0.22)

Continuing operations
Basic and diluted earnings per share (New Zealand Dollars)	14	0.04	(0.20)
The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited
Consolidated Statement of Changes in Equity
For the year ended 30 June

		Foreign	Realised
		currency	capital and			Defined			Non-
		translation	other	Revaluation	Hedging	benefit plan	Fair value	Retained	controlling
	Share capital	reserve	reserves	reserve	reserve	reserve	reserve	earnings	interest	Total equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance at 1 July 2008	374,508	4,549	24,931	2,979	121	1,288	(375)	72,500	—	480,501
Total comprehensive income for the period
Profit or loss	—	—	—	—	—	—	—	(66,444)	—	(66,444)
Other comprehensive income
Foreign currency translation differences	—	(3,346)	—	297	—	—	—	(1,822)	—	(4,871)
Amendment on amalgamation	—	—	(389)	—	—	—	—	—	—	(389)
Subsidiary revaluation of property, plant and equipment	—	—	—	(16)	—	—	—	—	—	(16)
Effective portion of changes in fair value of financial instruments, net of tax	—	—	—	—	5,147	—	—	—	—	5,147
Defined benefit plan actuarial gains and losses, net of tax	—	—	—	—	—	(10,900)	—	—	—	(10,900)

Total other comprehensive income	—	(3,346)	(389)	281	5,147	(10,900)	—	(1,822)	—	(11,029)

Total comprehensive income for the period	—	(3,346)	(389)	281	5,147	(10,900)	—	(68,266)	—	(77,473)

Transactions with shareholders, recorded directly in equity
Issue of ordinary shares	34,342	—	—	—	—	—	—	—	—	34,342
Dividends to shareholders	—	—	—	—	—	—	—	(46,449)	—	(46,449)

Total contributions by and distributions to shareholders	34,342	—	—	—	—	—	—	(46,449)	—	(12,107)

Balance at 30 June 2009	408,850	1,203	24,542	3,260	5,268	(9,612)	(375)	(42,215)	—	390,921

Balance at 1 July 2009	408,850	1,203	24,542	3,260	5,268	(9,612)	(375)	(42,215)	—	390,921
Total comprehensive income for the period
Profit or loss	—	—	—	—	—	—	—	22,670	634	23,304

		Foreign	Realised
		currency	capital and			Defined			Non-
		translation	other	Revaluation	Hedging	benefit plan	Fair value	Retained	controlling
	Share capital	reserve	reserves	reserve	reserve	reserve	reserve	earnings	interest	Total equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Other comprehensive income
Foreign currency translation differences	—	(2,446)	555	410	—	—	—	(2,422)	13	(3,890)
Reclassification of subsidiary reserves	—	—	2,880	(2,880)	—	—	—	—	—	—
Effective portion of changes in fair value of financial instruments	—	—	—	—	(2,991)	—	—	—	—	(2,991)
Defined benefit plan actuarial gains and losses, net of tax	—	—	—	—	—	(3,052)	—	—	—	(3,052)

Total other comprehensive income	—	(2,446)	3,435	(2,470)	(2,991)	(3,052)	—	(2,422)	13	(9,933)

Total comprehensive income for the period	—	(2,446)	3,435	(2,470)	(2,991)	(3,052)	—	20,248	647	13,371

Transactions with shareholders, recorded directly in equity
Contributions by and distributions to shareholders
Issue of ordinary shares	216,854	—	—	—	—	—	—	—	—	216,854
Issue of convertible redeemable notes	33,850	—	—	—	—	—	—	—	—	33,850
Capital issue costs — ordinary shares	(9,900)	—	—	—	—	—	—	—	—	(9,900)
CRN issue costs	(1,133)	—	—	—	—	—	—	—	—	(1,133)
Treasury stock	(8,347)	—	—	—	—	—	—	—	—	(8,347)
Interest on convertible redeemable notes	—	—	—	—	—	—	—	(1,249)	—	(1,249)
Dividends to shareholders	—	—	—	—	—	—	—	—	(326)	(326)

Total contributions by and distributions to shareholders	231,324	—	—	—	—	—	—	(1,249)	(326)	229,749
Changes in ownership interests in subsidiaries
Initial recognition of non-controlling interest	—	—	—	—	—	—	—	—	1,429	1,429

Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	1,429	1,429

Balance at 30 June 2010	640,174	(1,243)	27,977	790	2,277	(12,664)	(375)	(23,216)	1,750	635,470

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited
Consolidated Statement of Financial Position
As at 30 June

		2010	2009
	Note	$000	$000
ASSETS
Current
Cash and cash equivalents	15	24,246	45,999
Short-term derivative assets	16	4,483	7,275
Trade and other receivables	17	208,510	188,197
Finance receivables	18	419,857	412,395
Income tax receivable		6,637	10,394
Assets classified as held for sale	19	44	8,017
Biological assets	20	23,029	3,630
Inventories	21	218,260	203,766

Total current assets		905,066	879,673

Non-current
Long-term derivative assets	16	1,157	5,537
Finance receivables	18	110,262	151,726
Biological assets	20	184	231
Deferred tax asset	22	8,410	3,802
Investments in equity accounted investees	24	3,759	3,268
Other investments	25	85,378	92,722
Intangible assets	26	335,506	340,133
Property, plant and equipment	27	77,160	67,054

Total non-current assets		621,816	664,473

Total assets		1,526,882	1,544,146

LIABILITIES
Current
Debt due within one year — PGW	15	23,809	455,040
Debt due within one year — PWF	15	—	71,500
Short-term derivative liabilities	16	1,704	6,802
Accounts payable and accruals	28	226,156	171,179
Finance current liabilities	29	361,292	249,922

Total current liabilities		612,961	954,443

Non-current
Long-term debt — PGW	15	177,868	—
Long-term debt — PWF	15	21,000	—
Long-term derivative liabilities	16	3,049	6,585
Other long-term provisions	28	1,563	793
Finance term liabilities	29	56,765	177,724
Defined benefit liability	30	18,206	13,680

Total non-current liabilities		278,451	198,782

Total liabilities		891,412	1,153,225

EQUITY
Share capital	31	640,174	408,850
Reserves	31	16,762	24,286
Retained earnings	31	(23,216)	(42,215)

Total equity attributable to shareholders of the Company		633,720	390,921
Non-controlling interest		1,750	—

Total equity		635,470	390,921

Total liabilities and equity		1,526,882	1,544,146

These consolidated financial statements have been authorised for issue on 24 December 2010.

/s/ Keith Smith
Director
The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited
Consolidated Statement of Cash Flows
For the year ended 30 June

		2010	2009
	Note	$000	$000
Cash flows from operating activities
Cash was provided from:
Receipts from customers		1,144,437	1,269,082
Dividends received		495	728
Interest received		69,938	59,557

		1,214,870	1,329,367
Cash was applied to:
Payments to suppliers and employees		(1,083,573)	(1,250,673)
Interest paid		(76,296)	(62,116)
Income tax paid		(11,657)	(4,361)

		(1,171,526)	(1,317,150)

Net cash flow from operating activities	32	43,344	12,217

Cash flows from investing activities
Cash was provided from:
Proceeds from sale of property, plant and equipment		11,682	740
Net decrease in finance receivables		25,053	—
Proceeds from sale of investments		57	305

		36,792	1,045
Cash was applied to:
Purchase of property, plant and equipment		(10,521)	(6,476)
Purchase of intangibles (software)		(2,079)	(12,436)
Net increase in finance receivables		—	(59,878)
Cash paid for purchase of investments		(5,810)	(21,959)

		(18,410)	(100,749)

Net cash flow from investing activities		18,382	(99,704)

Cash flows from financing activities
Cash was provided from:
Issue of share capital net of issue costs		206,954	—
Issue of convertible redeemable notes net of issue costs		32,717	—
Increase in bonds		—	78,488
Increase in external borrowings		21,000	180,287
Loans to related parties		1,322	—
Increase in secured debentures		26,531	48,122

		288,524	306,897
Cash was applied to:
Dividends paid		—	(24,107)
Interest paid on convertible redeemable notes		(1,249)	—
Repayment of bonds		(25,233)	—
Net decrease in clients’ deposit and current accounts		(12,214)	(12,308)
Finance facility fees		(8,444)	(14,350)
Repayment of external borrowings		(324,863)	(140,475)
Repayment of loans to related parties		—	(8,272)

		(372,003)	(199,512)

Net cash flow from financing activities		(83,479)	107,385

Net (decrease)/increase in cash held		(21,753)	19,898
Opening cash/(bank overdraft)		45,999	26,101

Cash and cash equivalents	15	24,246	45,999

Comprises:
PGG Wrightson Finance Limited		9,277	3,779
Rest of the Group		14,969	42,220

		24,246	45,999

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited
Notes to the Consolidated Financial Statements
For the year ended 30 June
1 Reporting Entity
PGG Wrightson Limited (the “Company”) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.
The consolidated financial statements of PGG Wrightson Limited as at and for the year ended 30 June 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and jointly controlled entities.
The Company is primarily involved in the provision of rural services.
2 Basis of Preparation
Statement of Compliance
The financial statements comply with International Financial Reporting Standards as issued by the IASB, as applicable for profit orientated entities.
These statements were approved by the Board of Directors on 24 December 2010.
Basis of Measurement
The financial statements have been prepared on the historical cost basis except for the following:
•	derivative financial instruments are measured at fair value.

•	financial instruments at fair value through profit or loss are measured at fair value.

•	available-for-sale financial assets are measured at fair value.

•	biological assets are measured at fair value less point-of-sale costs.

•	assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.
Functional and Presentation Currency
These financial statements are presented in New Zealand dollars ($), which is the Group’s functional currency. All financial information presented in New Zealand dollars has been rounded to the nearest thousand.
Use of Estimates and Judgements
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates and assumptions.
Estimates and assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

Note	Judgement
34	Classification and valuation of financial instruments
35	Lease classification
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note	Assumption or estimation uncertainty
18	Carrying value of finance receivables
21	Valuation of Seeds inventory
26	Goodwill impairment assessment
28	Provisions and contingencies
30	Measurement of defined benefit obligations
39	Measurement of share based payments

Changes in Accounting Policies
Accounting for borrowing costs. The Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset from 1 July 2009. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy is due to the revision of IAS 23 Borrowing Costs, and had no material impact on assets, profit or earnings per share in the year to 30 June 2010.
Determination and presentation of operating segments. As of 1 July 2009 the Group determines and presents operating segments based on the information that is provided internally to the Managing Director, who is the Group’s chief operating decision maker. This change in accounting policy is due to the adoption of IFRS 8 Operating Segments. Previously operating segments were determined and presented in accordance with IAS 14 Segment Reporting.
Comparative segment information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Managing Director to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the Managing Director include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets and head office expenses.
Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.
Presentation of financial statements. The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, the Group presents in the statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the statement of comprehensive income. This presentation has been applied in these financial statements as of and for the year ended on 30 June 2010.
Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.
Accounting for business combinations. The Group has adopted IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) for all business combinations occurring in the financial year starting 1 July 2009. All business combinations occurring on or after 1 July 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively and had no material impact on earnings per share.
Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.
The Group measures goodwill as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group.
The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.
Accounting for acquisitions of non-controlling interests. The Group has adopted IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) for acquisitions of non-controlling interests occurring in the financial year starting 1 July 2009. Under the new accounting policy, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.
The change in accounting policy was applied prospectively and had no material impact on earnings per share.

3 Significant Accounting Policies
Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.
(a) Basis of Consolidation
Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Associates and Jointly Controlled Entities
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts. Where the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
Transactions Eliminated on Consolidation
Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
(b) Income Recognition
Recognition of Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.
Sales Revenue
Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.
Interest and Fee Income
Interest income is accrued on a daily basis on the principal outstanding. Other fees (other than fees relating to financial instruments) are brought to account when charged to customers.
Irrigation Contracts
The revenue on work-in-progress is recognised when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognise in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognised as soon as it is foreseen.
Investment Income
Investment income is recognised when earned. Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

Interest and Similar Income and Expense
For all financial instruments measured at amortised cost, interest income or expense is recorded at the effective interest rate, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.
Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognised using the original effective interest rate applied to the new carrying amount.
The Group recognises interest revenue, management fees, and establishment fees on an accruals basis when the services are rendered using the effective interest rate method.
Fee and Commission Income
The Group earns fee and commission income from a diverse range of services it provides to customers. Fee income can be divided into the following two categories:
•	Fee income earned from services that are provided over a certain period of time. Fees earned for the provision of services over a period of time are accrued over that period. Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognised as an adjustment to the effective interest rate on the loan.

•	Discharge fees and deferred establishment fees are received by the Group upon early termination of mortgage loans. On a consolidated basis these are treated as a recoupment of the transaction costs spent by the Group in establishing the mortgage loans. These fees form part of the interest effective yield on the loans and are accrued and recognised in the statement of comprehensive income over the weighted average expected life of the mortgage loans using the effective interest method.
Fee Income from Providing Transaction Services
Fees arising from negotiating or participating in the negotiation of a transaction for a third party are recognised on completion of the underlying transactions. Fees or components of the fees that are linked to certain performance are recognised after fulfilling the corresponding criteria.
(c) Foreign Currencies
Foreign Currency Transactions
Transactions in foreign currencies are translated to the respective functional currencies of the group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss.
Foreign Operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.
Foreign currency differences are recognised in the Foreign Currency Translation Reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

(d) Financial Instruments
(i) Non-derivative Financial Instruments
Non-derivative financial instruments comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents, intercompany advances, loans and borrowings and trade and other payables. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as set out below.
A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group is no longer entitled to cash flows generated by the asset, or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial instruments arising from the normal course of business are recognised at the trade date, i.e. the date that the Group commits to the purchase or sale of the asset. Financial liabilities are derecognised if the obligations of the Group lapse, expire, are discharged or cancelled.
Held-to-maturity Investments
If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses to date.
Instruments at Fair Value through Profit or Loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as fair value through profit and loss upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.
Loans and Receivables
Subsequent to initial recognition, other non-derivative financial assets are measured at amortised cost using the effective interest method, less any impairment losses.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents.
Investments in Equity Securities
Investments in equity securities held by the Group are classified as available-for-sale or at fair value through profit or loss, except for investments in equity securities of subsidiaries, associates and joint ventures which are measured at cost in the separate financial statements of the Company.
Investments in Debt Securities
Investments in debt securities held by the Group are classified as held-to-maturity.
Trade and Other Receivables
Trade and other receivables are stated at their amortised cost less impairment losses.
Interest-bearing Borrowings
Interest-bearing borrowings are classified as liabilities.
Trade and Other Payables
Trade and other payables are stated at cost.

(ii) Derivative Financial Instruments
The Group uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. In accordance with Treasury policy, the Group does not hold or issue derivative instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
Derivative financial instruments are recognised initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship (see below).
Cash Flow Hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.
(iii) Share Capital
Ordinary Share Capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity.
Convertible Redeemable Notes
Convertible Redeemable Notes (CRNs) issued by the Group are classified as equity for accounting purposes as the Board may elect at its sole discretion to suspend payment of any interest at any time. The CRNs are initially recognised at face value with any directly attributable issue costs recognised as a deduction from equity. Quarterly interest payments to CRN holders are recognised in equity.

Repurchase of Share Capital
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are cancelled. Treasury stock for which unrestricted ownership has not yet been transferred are not cancelled.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. All other borrowing costs are expensed as they are incurred.
(e) Property, Plant & Equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment.
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Subsequent Costs
The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment is recognised in profit or loss as incurred.
Depreciation
Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each item of property, plant and equipment with the exception of motor vehicles where depreciation is recognised on a diminishing value basis. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated, and consistent with recent government budget changes, buildings are now estimated to be depreciated at 0%. The estimated useful lives for the current and comparative periods are between 3 and 40 years for plant and equipment. Depreciation methods, useful lives and residual values are reassessed at reporting date.

(f) Intangible Assets
Computer Software
Computer software is a finite life intangible and is recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight line basis over an estimated useful life between 3 and 10 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.
Goodwill
Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.
Goodwill is measured at cost less accumulated impairment losses. Impairment loss with respect to goodwill is not reversed. With respect to equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.
Research and Development
The principal research and development activities are in the development of systems, processes and new seed cultivars.
Research expenditure on the development of new systems and processes is recognised in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in the statement of comprehensive income when incurred.
Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.
Research and development expenditure on the development of new seed cultivars is recognised in profit and loss as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.
(g) Leasing Commitments
Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classed as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.
Other leases are operating leases and are not recognised on the balance sheet.
(h) Inventories
Stock on Hand
Raw materials and finished goods are stated at the lower of cost or net realisable value. Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labour and production overheads.
Work in Progress
Work in Progress is stated at cost plus the profit recognised to date, less amounts invoiced to customers. Costs include all expenses directly related to specific contracts.
Wholesale Seeds
Wholesale seeds inventory is stated at the lower of cost or net realisable value and comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition.
(i) Biological Assets
Biological assets are measured at fair value less point-of-sale costs, with any change therein recognised in profit or loss. Point-of-sale costs include all costs that would be necessary to sell the assets.

(j) Impairment
The carrying value of the Group’s assets are reviewed at each balance sheet date to determine whether there is any objective evidence of impairment. An impairment loss is recognised whenever the carrying amount exceeds its recoverable amount. Impairment losses directly reduce the carrying value of assets and are recognised in the statement of comprehensive income.
Impairment of Equity Instruments
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the statement of comprehensive income — is removed from equity and recognised in the statement of comprehensive income.
Impairment of Debt Instruments and Receivables
Loans and receivables are considered past due when they have been operated by the counterparty out of key terms, the facility has expired, and in managements view there is no possibility of the counterparty operating the facility within key terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.
Accounts receivable and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts.
The recoverable amount of the Group’s investments in held-to-maturity debt instruments and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with short duration are not discounted.
Impairment losses on an individual basis are determined by an evaluation of the exposures on an instrument by instrument basis. All individual instruments that are considered significant are subject to this approach.
All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.
Non-financial Assets
The carrying amounts of the Group’s non-financial assets, other than biological assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. For goodwill and intangible assets that have indefinite lives, the recoverable amount is estimated at each reporting date.
An impairment loss is recognised if the carrying amount of an asset or the cash-generating unit to which it relates, exceeds the recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised with respect to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or unit.
An impairment loss with respect to goodwill is not reversed. With respect to other assets losses recognised in prior periods are assessed at each reporting date for any indications that the loss may have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying value of the asset does not exceed the carrying value that the asset would have had, net of depreciation or amortisation, if no impairment loss had been recognised.
(k) Employee Benefits
The Group’s net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognised past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognised directly in equity.
Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A provision is recognised for the amount of outstanding short-term benefits at each reporting date.
Provisions made with respect to employee benefits which are not expected to be settled within twelve months are measured as the present value of the estimated future cash outflows to be made by the Group with respect to services provided by employees up to reporting date.
(l) Share-based Payment Transactions
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

(m) Discontinued Operations
A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.
(n) Income Tax
Income tax expense comprises current and deferred taxation and is recognised in profit or loss except to the extent that it relates to items recognised directly in other comprehensive income or equity, in which case it is recognised directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.
Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:
•	the initial recognition of goodwill.

•	differences relating to subsidiaries, associates and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future.
Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantially enacted at the reporting date.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be recognised.
(o) Earnings per Share
The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares.
(p) Determination of Fair Values
A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability.
Property, Plant and Equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.
Intangible Assets
The fair value of intangible assets acquired in a business combination is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.
Biological Assets
The fair value of biological assets is based on the market price of the asset at the reporting date. This is determined by an independent external valuer. Stock counts of livestock quantities are performed by an independent party at each reporting date.
Investments in equity and debt securities
The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value. The fair value of held-to-maturity investments is determined for disclosure purposes only. Other investments are held at historical cost.

Trade and Other Receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.
Derivatives
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate based on government bonds.
The fair value of interest rate swaps is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract using market interest rates for a similar instrument at the reporting date.
Non-derivative Financial Instruments
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.
(q) Statement of Cash Flows
The statement of cash flows has been prepared using the direct approach modified by the netting of certain items as disclosed below.
Deposits received less withdrawals are netted as the cash flows are received and disbursed on behalf of customers and reflect the activities of the customers rather than those of the Company.
(r) Standards and Interpretations That Have Been Issued or Amended But Are Not Yet Effective
A number of new standards and interpretations are not yet effective for the year ended 30 June 2010, and have not been applied in preparing these consolidated financial statements:
•
IFRS 9 Financial Instruments. This standard is the first part of a wider project to replace IAS 39 Financial Instruments Recognition and Measurement. It establishes two primary measurement categories for financial assets: amortised cost and fair value. The standard becomes effective in the Group’s 2013 financial statements and is expected to have minimal impact.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. This interpretations provides guidance on the accounting for debt for equity swaps and applies to the Group’s 2011 financial statements. It is not expected to have an impact on the Group’s financial results.

•	A variety of improvements to standards have been made in order to clarify various treatments of specific transactions. These are not expected to have an impact on the Group’s financial results.

4 Segment Reporting
(a) Operating Segments
The Group has two primary operating divisions, AgriServices and AgriTech. AgriServices is further separated into four reportable segments, as described below, which are that segment’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different skills, technology and marketing strategies. Within each segment, further business unit analysis may be provided to management where there are significant differences in the nature of activities. The Managing Director reviews internal management reports on each strategic business unit on at least a monthly basis.
•	Merchandising. Includes Rural Supplies and Fruitfed retail operations.

•	Livestock. This includes rural Livestock trading activities and export livestock, being commission based activities.

•	Finance. This is the Finance operations of the subsidiary PGG Wrightson Finance Limited, which provides a variety of specialist finance loan and investment products to the rural sector.

•
Other AgriServices. Includes Insurance, Real Estate, Irrigation and Pumping, AgNZ (training and consulting), Funds Management, South American activities to supply products and services into the Uruguayan rural services industry, Regional Admin and other related activities including the Group’s investments into the Wool sector.

•
AgriTech. Includes Seed and Grain (research and development, manufacturing and distributing forage seed, turn and grain), Agri-Feeds (purchasing, manufacturing and distributing liquid animal feeds and other animal nutritional products) and various related activities in the developing seeds markets in South America.

This alignment into the two primary groupings of AgriServices and AgriTech represents the Group’s view of how future trading is best grouped. Historically the Group has provided information in addition to the segment reporting to further split elements of some segments, eg. Merchandising has often been separated into the Rural Supplies and Fruitfed operations. Separate reporting at this lower level of detail is expected to reduce over time, hence the additional analysis on key aspects of some of these historical segment components (as indicated by asterisks in the segment analysis) provided as additional tables to the segment note, is not expected to be repeated in future years.
Assets allocated to each business unit combine to form total assets for the AgriServices and AgriTech business segments. Certain other assets are held at a Corporate level including those from discontinued operations.
The profit/(loss) for each business unit combine to form total profit/(loss) for the AgriServices and AgriTech segments. In addition to the Group’s six operating segments, the Group has a corporate centre that contains certain other revenues, expenses incurred in providing corporate services including Finance, Treasury, HR and other support services and adjustments for discontinued operations.
The reconciling items between reported total operating segment revenues of $1,149 million and Group revenues of $1,151 million are external sundry income not allocated to operating divisions of $1.9 million relating to government grants and other sundry income.
Significant reconciling items between reported total operating segment profit before income tax of $33.0 million and Group of $34.7 million are corporate depreciation of $0.7 million; corporate operating expenditure of $8.8 million; gain on investments designated at fair value through profit and loss of $2.6 million; gains on derivatives of $4.4 million; and reversal of prior year impairment of $1.2 million.
Significant reconciling items between reported operating segment assets and Group are: derivative assets of $5.6 million, income tax related assets of $15.3 million and head office cash and fixed assets not allocated to business units. The reconciling items between reported operating segment liabilities and Group liabilities are the Group long term debt and defined benefit liabilities.

(b) Operating Segment Information

	Merchandising		Livestock		Finance (PWF)		Other AgriServices		AgriServices		AgriTech		Total operating segments		Other **		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Total segment revenue	541,678	668,052	87,337	75,997	59,655	59,765	76,723	90,897	765,393	894,711	450,504	435,562	1,215,897	1,330,273	1,948	(10,422)	1,217,845	1,319,851
Intersegment revenue	—	—	—	—	—	—	—	—	—	—	(66,784)	(39,442)	(66,784)	(39,442)	—	—	(66,784)	(39,442)

Total external operating revenues	541,678	668,052	87,337	75,997	59,655	59,765	76,723	90,897	765,393	894,711	383,720	396,120	1,149,113	1,290,831	1,948	(10,422)	1,151,061	1,280,409

Results from operating activities before depreciation and amortisation	22,162	26,069	12,555	12,709	13,293	10,898	(13,088)	(7,548)	34,922	42,128	42,411	44,891	77,333	87,019	(6,869)	(5,927)	70,464	81,092
Depreciation and amortisation	(1,551)	(1,507)	(477)	(450)	(198)	(185)	(2,186)	(2,278)	(4,412)	(4,420)	(2,106)	(2,028)	(6,518)	(6,448)	(737)	97	(7,255)	(6,351)

Results from operating activities	20,611	24,562	12,078	12,259	13,095	10,713	(15,274)	(9,826)	30,510	37,708	40,305	42,863	70,815	80,571	(7,606)	(5,830)	63,209	74,741
Equity earnings of associates	80	(100)	(19)	—	—	—	1,845	(1,099)	1,906	(1,199)	54	(181)	1,960	(1,380)	(1)	(1)	1,959	(1,381)
Non operating items	(205)	(4,128)	(1,704)	(422)	—	—	1,991	15,023	82	10,473	87	(337)	169	10,136	(1,210)	(49,554)	(1,041)	(39,418)
Fair value adjustments	—	—	—	(2,437)	(338)	1,002	—	—	(338)	(1,435)	91	—	(247)	(1,435)	7,285	(46,549)	7,038	(47,984)

Profit before interest	20,486	20,334	10,355	9,400	12,757	11,715	(11,438)	4,098	32,160	45,547	40,537	42,345	72,697	87,892	(1,532)	(101,934)	71,165	(14,042)
Net interest and finance costs *	(11,942)	(11,086)	(2,814)	(2,157)	—	27	(967)	(13,075)	(15,723)	(26,291)	(23,926)	(20,017)	(39,649)	(46,308)	3,187	14,932	(36,462)	(31,376)

Profit before income tax	8,544	9,248	7,541	7,243	12,757	11,742	(12,405)	(8,977)	16,437	19,256	16,611	22,328	33,048	41,584	1,655	(87,002)	34,703	(45,418)
Income tax expense *	(2,541)	—	(1,965)	(9)	(3,824)	(3,334)	4,832	5,014	(3,498)	1,671	(5,400)	(1,746)	(8,898)	(75)	(1,530)	(13,061)	(10,428)	(13,136)

Profit from continuing operations	6,003	9,248	5,576	7,234	8,933	8,408	(7,573)	(3,963)	12,939	20,927	11,211	20,582	24,150	41,509	125	(100,063)	24,275	(58,554)
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(971)	(7,890)	(971)	(7,890)

Profit for the year	6,003	9,248	5,576	7,234	8,933	8,408	(7,573)	(3,963)	12,939	20,927	11,211	20,582	24,150	41,509	(846)	(107,953)	23,304	(66,444)

Segment assets	101,642	107,006	159,234	41,442	549,662	577,640	148,913	79,435	959,451	805,523	520,185	347,777	1,479,636	1,153,300	43,487	387,578	1,523,123	1,540,878
Equity accounted investees	30	—	428	316	—	—	3,240	2,834	3,698	3,150	61	118	3,759	3,268	—	—	3,759	3,268

Total segment assets	101,672	107,006	159,662	41,758	549,662	577,640	152,153	82,269	963,149	808,673	520,246	347,895	1,483,395	1,156,568	43,487	387,578	1,526,882	1,544,146

Segment liabilities	(37,104)	(28,266)	(53,799)	(9,929)	(449,287)	(506,579)	(12,474)	(28,566)	(552,664)	(573,340)	(120,389)	(257,399)	(673,053)	(830,739)	(218,359)	(322,486)	(891,412)	(1,153,225)

Capital expenditure (incl software)	589	2,345	367	2,969	33	1,781	4,691	2,292	5,680	9,387	2,838	7,968	8,518	17,355	(1,411)	10,478	7,107	27,833

*
During 2010 the Group undertook a restructuring which resulted in net interest and finance costs (including internal interest recharges), and income tax expense, being allocated more directly to segments in 2010 than 2009. Prior year comparatives have not been restated.

**
Other non-segmented amounts pertain to certain Corporate activities including Finance, Treasury, HR and other support services and include adjustments for discontinued operations and consolidation adjustments.

(c) Geographical Information
The Group operates predominantly in New Zealand with some operations in Australia and South America.
The Australian and South American business units facilitate the export sales and services of New Zealand operations in addition to their own seed trading operations. Inter-segment pricing is determined on an arm’s length basis.
In presenting information on a geographical basis, revenue is based on the geographical location of customers. Assets are based on the geographical location of the assets.

	2010	2009
	$000	$000
Revenue derived from outside the Group
New Zealand	975,583	1,117,694
Australia	69,442	67,101
South America	106,036	95,614

Total revenue derived from outside the Group	1,151,061	1,280,409

Non current assets excluding financial instruments and deferred tax
New Zealand	576,046	618,456
Australia	18,537	18,299
South America	17,666	18,379

Total non current assets excluding financial instruments and deferred tax	612,249	655,134

5 Operating Revenue

		Continuing operations		Discontinued operations		Total
		2010	2009	2010	2009	2010	2009
	Note	$000	$000	$000	$000	$000	$000
Sales	13	994,424	1,097,297	138	12,548	994,562	1,109,845
Commissions		75,363	88,649	—	—	75,363	88,649
Construction contract revenue		13,556	27,961	—	—	13,556	27,961
NZFSU management fee		3,141	4,216	—	—	3,141	4,216
Interest revenue on finance receivables		64,577	62,286	—	—	64,577	62,286

Total operating revenue		1,151,061	1,280,409	138	12,548	1,151,199	1,292,957

6 Other Income

	2010	2009
	$000	$000
Dividend income	18	142
Other investment income	3	(47)

	21	95

7 Operating Expenses
Operating expenses include the following items:

	2010	2009
	$000	$000
Audit of financial statements — KPMG	666	485
Other non-audit services for accounting opinions paid to KPMG (*)	31	13
Directors’ fees	952	605
Donations	5	11
Doubtful debts — (decrease)/increase in provision for doubtful debts	10,723	2,231
Doubtful debts — bad debts written off	1,077	2,206
Foreign currency (profits)/losses	215	212
Marketing	10,386	12,208
Motor vehicle costs	8,000	8,613
Rental and operating lease costs	26,367	24,573
Other expenses	41,539	45,876

	99,961	97,033

(*)
In addition to the other non-audit services paid to KPMG there were costs of $88,000 in relation to an independent accountant’s report for the purposes of the December 2009 equity raise. These costs have been capitalised as part of capital issue costs in the Statement of Changes in Equity.

8 Equity Accounted Earnings of Associates

	Current	Non-current		Current	Non-current	Total
	assets	assets	Total assets	liabilities	liabilities	liabilities	Revenues	Expenses	Profit / (loss)	PGW Share
30 June 2010
49% Wool Partners International Limited	32	32	64	(21)	(10)	(31)	93,029	(94,864)	(1,835)	967
50% Agritranz Limited	314	—	314	(82)	—	(82)	1,837	(1,818)	19	90
50% Northfuels Limited	2,870	1,102	3,972	(2,635)	(1,271)	(3,906)	25,343	(25,174)	169	80
33% NZ Velvet Marketing Company Limited	50	3	53	(51)	—	(51)	—	(298)	(298)	(71)
50% Velvet Logistics Limited	572	2,713	3,285	(52)	(3,063)	(3,115)	1,298	(1,131)	167	124
50% Kelso Wrightson (2004) Limited	70	509	579	(146)	—	(146)	177	(376)	(199)	(100)
50% The New Zealand Merino Company Limited	6,075	3,542	9,617	(1,580)	—	(1,580)	101,155	(99,610)	1,545	790
50% Grasslands Innovation Limited	2,560	71	2,631	(1,524)	(1,007)	(2,531)	3,259	(3,091)	168	50
51% Forage Innovations Limited	409	—	409	(429)	—	(429)	433	(430)	3	1
50% Gramina Pty Limited	172	—	172	(128)	—	(128)	253	(255)	(2)	—
50% Canterbury Sale Yards (1996) Limited	173	5	178	62	—	62	558	(484)	74	28

	13,297	7,977	21,274	(6,586)	(5,351)	(11,937)	227,342	(227,531)	(189)	1,959

30 June 2009
49% Wool Partners International Limited	26,896	30,087	56,983	(8,306)	(18,469)	(26,775)	102,137	(106,066)	(3,929)	(1,806)
50% Agritranz Limited	402	—	402	(257)	—	(257)	2,002	(1,910)	92	66
50% Northfuels Limited	1,812	974	2,786	(2,651)	(412)	(3,063)	22,469	(22,846)	(377)	(100)
50% Kelso Wrightson (2004) Limited	42	600	642	(151)	—	(151)	187	(328)	(141)	(61)
50% The New Zealand Merino Company Limited	6,211	3,434	9,645	(2,024)	—	(2,024)	101,933	(99,571)	2,362	702
50% Grasslands Innovation Limited	2,272	73	2,345	(1,413)	(1,001)	(2,414)	3,166	(3,134)	32	45
50% Gramina Pty Limited	332	—	332	(274)	—	(274)	297	(298)	(1)	—
51% Alfalfares S.R.L.	9,697	594	10,291	(4,151)	(5,196)	(9,347)	20,089	(20,447)	(358)	(226)

	47,664	35,762	83,426	(19,227)	(25,078)	(44,305)	252,280	(254,600)	(2,320)	(1,380)

The Group’s share of profit in its equity accounted investees for the year was $1.959 million (30 June 2009: $1.380 million loss). The Group has not recognised losses in the year relating to Northfuels Limited totalling $Nil (June 2009: $0.089 million) and Wool Partners International Limited totalling $1.728 million (June 2009: $Nil) including derecognition of losses previously recognised, since the Group has no obligation in respect of these losses. Unrecognised losses of $0.140 million have been recovered (June 2009: $Nil). Cumulatively, losses of $1.728 million have not been recognised (June 2009: $0.140 million).
The investment in Northfuels Limited is being sold to Southfuels Limited, the owner of the other 50% shareholding on 1 July 2010 for book value.
NZ Velvet Marketing Company Limited and Velvet Logistics Limited are joint ventures set up in July 2009 to create an improved collective sales platform and logistics structure for the velvet industry whilst creating operational efficiencies. Velvet assets previously owned by the Company were sold into the joint ventures.
Forage Innovations Limited is a joint venture formed in July 2009 between PGG Wrightson Seeds Limited and The New Zealand Institute for Plant and Food Research Limited. It is accounted for as an associate, as despite the 51% ownership, the Group does not have control over the financial and operating policies of the entity. Its primary purpose is developing new proprietary forage brassica technologies.
The Group considers that it has control over Alfalfares S.R.L. and as such now accounts for this entity as a subsidiary. The non-controlling interests are reflected in equity.
50% of the shares in Canterbury Saleyards (1996) Limited were sold in April 2010. From that date the Group ceased to account for this entity as a subsidiary and began recognising it as an equity accounted associate.

9 Non Operating Items

		2010	2009
	Note	$000	$000
Silver Fern Farms due diligence and settlement costs		—	(49,600)
Capital gains on sale of businesses, property plant and equipment		5,425	17,564
Gain on purchase of business	23	666	—
Defined benefit superannuation plan	30	(2,420)	501
Restructuring		(2,116)	(2,614)
Write off goodwill on closure of Australian Real Estate and Livestock operation		—	(227)
Other non operating items		(2,596)	(5,043)

		(1,041)	(39,419)

10 Fair Value Adjustments

		2010	2009
	Note	$000	$000
Continuing Operations
Gain/(loss) on investments designated at fair value through profit or loss	25	2,584	(40,880)
Assets held for sale		—	(3,200)
Derivatives not in qualifying hedge relationships		4,454	(4,001)
Risk share loan transfers		—	97

		7,038	(47,984)

Discontinued Operations
Biological assets	20	—	(437)
Lease commitment		—	(2,000)

		—	(2,437)

11 Interest — Finance Income and Expense

	2010	2009
	$000	$000
Finance income contains the following items:
Interest earned on interest rate swaps	7	1,615
Other interest income	5,491	2,504

Finance income	5,498	4,119

Interest funding expense
Interest on interest rate swaps	(7,829)	(5,250)
Interest on bank loans and overdrafts	(25,313)	(27,468)
Bank facility fees	(7,469)	(4,298)
Net loss on foreign denominated subsidiary loans	(1,419)	—

Finance expense	(42,030)	(37,016)
Less finance expenses from discontinued operations	70	1,521

Net interest and finance costs	(36,462)	(31,376)

12 Income Tax Expense

	2010	2009
	$000	$000
Current tax expense
Current year	13,570	6,956
Tax on discontinued operations	69	2,341
Adjustments for prior years	(6,765)	7,843

	6,874	17,140

Deferred tax expense
Origination and reversal of temporary differences	(4,657)	856
Effect of change in tax rates	1,988	—
Adjustments for prior years	6,223	(4,860)

	3,554	(4,004)

Total income tax expense	10,428	13,136

Profit for the year	23,304	(66,444)
Total income tax expense	10,428	13,136

Profit excluding income tax	33,732	(53,308)

	2010	2010	2009	2009
	%	$000%		$000
Income tax using the Company’s domestic tax rate	30.0%	10,120	30.0%	(15,992)
Effect of tax rates in foreign jurisdictions	2.8%	952	(1.6%)	843
Non-deductible expenses	6.4%	2,169	(58.9%)	31,384
Effect of reduction in corporate tax rate	(1.2%)	(412)	0.0%	—
Adjustment to deferred tax on buildings	7.1%	2,400	0.0%	—
Deductible expenses included in other comprehensive income	(0.9%)	(303)	0.0%	—
Taxable dividends from equity accounted associates	0.6%	212	0.0%	—
Tax exempt income	(12.4%)	(4,168)	11.4%	(6,082)
Under/(over) provided in prior years	(1.6%)	(542)	(5.6%)	2,983

	30.9%	10,428	(24.6%)	13,136

	2010	2009
	$000	$000
Income tax recognised directly in equity
Deferred tax on movement of actuarial gains/losses on employee benefit plans	1,054	4,104

Total income tax recognised directly in equity	1,054	4,104

Imputation credits
Balance as at 1 July	(5,250)	2,960
Taxation paid (net of refunds)	6,500	9,200
Imputation credits/RWT attached to dividends received	229	288
Transfers, refunds and adjustments	1,113	—
Imputation credits attached to dividends paid	—	(17,698)

Balance as at 30 June	2,592	(5,250)

13 Discontinued Operations
In May 2010 the Group signed an agreement to sell the assets and business of its Fecpak operations for asset value. The transaction settled on 30 June 2010.
At 30 June 2009 PGG Wrightson exited it’s Friesian live export business under it’s existing business model. The specialised Taurindicus business was retained to reflect the intellectual property investment in this business. In February 2009 the Australian Livestock and Real Estate activities were closed. The Group classified these operations as discontinued in the 2009 comparatives.
Profits attributable to the discontinued operation were as follows:

	2010	2009
	$000	$000
Results of discontinued operations
Revenue	138	12,548
Expenses	(1,178)	(22,779)

Results from operating activities	(1,040)	(10,231)
Income tax expense	69	2,341

Results from operating activities, net of income tax	(971)	(7,890)
Profit/(loss) for the year	(971)	(7,890)

Basic and diluted earnings per share (New Zealand dollars)	0.00	(0.03)

Cash flows from discontinued operations
Net cash from operating activities	(509)	(1,565)

Net cash from/(used in) discontinued operation	(509)	(1,565)

Effect of disposal on the financial position of the Group
Property, plant and equipment	(588)	(248)
Inventories and biological assets	(41)	(815)
Trade and other receivables	—	(3,692)
Trade and other payables	—	3,191

Net identifiable assets and liabilities	(629)	(1,564)

14 Earnings Per Share and Net Tangible Assets
Basic and diluted earnings per share
The calculation of basic earnings per share at 30 June 2010 was based on the profit/(loss) attributable to ordinary shareholders of $23,304,000 (2009: loss of $66,444,000) by the weighted average number of shares, 549,601,194 (2009: 296,851,539) on issue. There are no dilutive shares or options (2009: Nil).

	2010	2009
	000	000
Number of shares
Weighted average number of ordinary shares for earnings per share calculation	549,601	296,852

Number of ordinary shares at year end	758,441	315,816

On 23 November 2009, 41,100,000 new ordinary shares were issued to Agria Corporation. On 26 November eligible shareholders including Agria Corporation were entitled to subscribe for 9 new shares for every 8 existing shares. This rights offer resulted in the issue of 401,524,927 new shares on 23 December 2009. As a result 758,440,543 shares were on issue at 30 June 2010.

On 15 January 2010 the Company issued 33,850,000 convertible redeemable notes to Agria Corporation.

	2010	2009
	$000	$000
Net Tangible Assets
Total assets	1,526,882	1,544,146
Total liabilities	(891,412)	(1,153,225)
Less intangible assets	(335,506)	(340,133)
Less deferred tax	(8,410)	(3,802)

	291,554	46,986

	Group	Group
	2010	2009
	$	$
Net tangible assets per security at year end	0.38	0.15
Earnings per share	0.04	(0.22)
15 Cash and Bank Facilities

	2010	2009
	$000	$000
Cash and cash equivalents	24,246	45,999
Current bank facilities	(23,809)	(526,540)
Term bank facilities	(198,868)	—

	(198,431)	(480,541)

The Company has bank facilities of $293.000 million (2009: $540.000 million), Group $413.000 million (2009: $720.000 million). The Company has granted to ANZ National Bank Limited a general security deed and mortgage over all its assets. ANZ National Bank Limited holds this security on trust firstly for the banking syndicate (ANZ National Bank Limited, Bank of New Zealand Limited and Westpac Banking Corporation Limited).

The Company bank syndicate facilities include:
•	A term debt facility of $177.855 million that matures on 31 August 2012.

•	A working capital facility of $75.000 million that matures on 31 August 2011.

•	Overdraft and guarantee facilities of $40.000 million.

The Group bank facilities include a $120 million syndicated facility with security over PGG Wrightson Finance Limited assets that ranks equally with bond and debenture investors. The facility matures on 28 October 2011.

16 Derivative Financial Instruments

	2010	2009
	$000	$000
Derivative assets held for risk management	5,640	12,812
Derivative liabilities held for risk management	(4,753)	(13,387)

Net derivatives held for risk management	887	(575)

Cash flow hedges of interest rate risk
The Company uses interest rate swaps to hedge its exposure to changes in the market rates of variable and fixed interest rates.
Other derivatives held for risk management
The Company also uses interest rate swaps, not designated in a qualifying hedge relationship, to manage its exposure to the timing mismatch of assets and liabilities.
17 Trade and Other Receivables

	2010	2009
	$000	$000
Accounts receivable	179,441	154,975
Less provision for doubtful debts	(7,040)	(3,020)

Net accounts receivable	172,401	151,955
Other receivables and prepayments	36,109	36,242

	208,510	188,197

Analysis of movements in provision for doubtful debts
Balance at beginning of year	(3,020)	(1,952)
Movement in provision	(4,020)	(1,068)

Balance at end of year	(7,040)	(3,020)

Receivables denominated in currencies other than the functional currency comprise $86.771 million (2009: $75.202 million) of trade receivables denominated in AUD $17.389 million (2009:$22.881 million), USD $59.518 million (2009: $44.879 million), EUR $9.318 million (2009: $7.266 million) and GBP $0.546 million (2009: $0.176 million).

18 Finance Receivables

	2010	2009
	$000	$000
Finance receivables — less than one year	432,107	416,022
Finance receivables — greater than one year	110,262	151,726

	542,369	567,748
Less provision for doubtful debts	(12,250)	(3,627)

	530,119	564,121

Impairment:
Balance at the beginning of the period	(3,627)	(1,329)
Impaired losses recognised in the income statement	(8,253)	(2,645)
Amounts written off in the income statement	(696)	(232)
Reversals of amounts previously recognised in the income statement	326	579

Movement in specific provision and bad debts written off	(12,250)	(3,627)

The status of the receivables at the reporting date is as follows:

	Not impaired	Impaired	Not impaired	Impaired
	2010	2010	2009	2009
	$000	$000	$000	$000
Not past due	454,485	—	526,873	—
Past due 0 – 90 days	564	12,925	972	3,499
Past due 91 – 365 days	11,411	28,410	12,124	11,875
Past due more than 1 year	10,541	24,033	4,675	7,730
Impairment	—	(12,250)	—	(3,627)

	477,001	53,118	544,644	19,477

	2010	2009
	$000	$000
Asset Quality — Finance Loans and Receivables
Neither past due or impaired	454,485	526,873
Individually impaired loans	65,368	23,104
Past due loans	22,516	17,771
Provision for credit impairment	(12,250)	(3,627)

Total carrying amount	530,119	564,121

Aging of Past Due but not Impaired
Past due 1-90 days	564	972
Past due 91-180 days	560	5,846
Past due 180-365 days	10,851	6,278
Past due more than 365 days	10,541	4,675

Total past due but not impaired assets	22,516	17,771

90 Day Past Due Assets (includes impaired assets)
Balance at the beginning of the year	36,404	15,252
Additions to 90 day past due assets	44,008	35,685
Reduction in 90 day past due assets	(6,017)	(14,533)

Balance at the end of the year	74,395	36,404

Impaired Assets
Balance at the beginning of the year	23,104	1,691
Additions to individually impaired assets	42,960	22,110
Amounts written off	(696)	(697)

Balance at the end of the year	65,368	23,104
Provision for credit impairment	(12,250)	(3,627)

Net carrying amount of impaired assets	53,118	19,477

There were no restructured loans at balance date (2009: Nil)

19 Assets Held for Sale
Discontinued Operations
The Fecpak discontinued operation does not hold any significant assets as at 30 June 2010.
Properties
In 2009 the Group classified buildings in Napier as held for sale. The Group has a perpetual 20 year lease on the 5.2ha of land that these buildings are located on. This property is no longer considered to be held for sale as the Group has a new potential use for the building and intends to fully assess this opportunity prior to considering a sale. The asset has been transferred back to property, plant and equipment for its carrying value of $4.0 million, which is considered to be the building’s recoverable amount.
The only remaining asset held for sale is a residential property in Ruatoria currently rented by a staff member. This property is on the market and is held at book value.
No impairment loss (2009: $3.200 million) on the re-measurement of the disposal group to the lower of its carrying amount and its fair value less costs to sell has been recognised in Fair Value Adjustments.

	2010	2009
	$000	$000
Assets classified as held for sale
Property, plant and equipment	44	8,017

	44	8,017

20 Biological Assets

		2010	2009
		$000	$000
Livestock
Opening balance		3,861	5,321
Increase due to acquisitions		42,858	10,466
Decrease due to sales		(23,817)	(11,432)
Net decrease due to births, deaths and category changes		311	(57)
Changes in fair value	10	—	(437)

Closing balance		23,213	3,861

Current		23,029	3,630
Non-current breeding stock		184	231

		23,213	3,861

As at 30 June 2010, livestock held for sale comprised 20,161 cattle, 95,195 sheep and 11,967 Other (consisting of Bulls, Deer and Semen) (2009: 1,695 cattle and 28,600 sheep). During the year the Group sold 10,548 cattle,148,208 sheep and 1,079 Other (2009: 7,245 cattle and 34,789 sheep).

21 Inventory

	2010	2009
	$000	$000
Merchandise/finished goods	195,319	191,569
Raw materials and work in progress	22,941	12,197

	218,260	203,766

Consideration is given to factors such as age, germination levels and quality when assessing the net realisable value of seeds inventory.
22 Deferred Tax Assets and Liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Assets	Assets	Liabilities	Liabilities	Net	Net
	2010	2009	2010	2009	2010	2009
	$000	$000	$000	$000	$000	$000
Property, plant and equipment	599	—	(8,628)	(6,964)	(8,029)	(6,964)
Intangible assets	—	—	(145)	(169)	(145)	(169)
Derivatives	—	—	—	—	—	—
Provisions	17,942	12,293	—	—	17,942	12,293
Other items	—	—	(1,358)	(1,358)	(1,358)	(1,358)

Tax (asset)/liability	18,541	12,293	(10,131)	(8,491)	8,410	3,802

			Recognised in			Recognised in
			other		Recognised	other
	Balance	Recognised in	comprehensive	Balance	in profit or	comprehensive	Balance
Movement in temporary	1 Jul 2008	profit or loss	income	30 Jun 2009	loss	income	30 Jun 2010
differences during the year	$000	$000	$000	$000	$000	$000	$000

Property, plant and equipment	(4,951)	(2,013)	—	(6,964)	923	—	(6,041)
Change in deferred tax on buildings	—	—	—	—	(2,400)	—	(2,400)
Change in corporate tax rate	—	—	—	—	412	—	412
Intangible assets	377	(546)	—	(169)	24	—	(145)
Derivatives	226	(226)	—	—	—	—	—
Employee benefits	465	—	4,104	4,569	—	1,054	5,623
Provisions	7,635	89	—	7,724	4,595	—	12,319
Other items	(50)	(1,308)	—	(1,358)	—	—	(1,358)

	3,702	(4,004)	4,104	3,802	3,554	1,054	8,410

Unrecognised tax losses / Unrecognised temporary differences
The Company does not have any unrecognised tax losses or unrecognised temporary differences.
Change in tax rate
During the year the government announced that the company tax rate will reduce from 30% to 28% effective for years beginning on or after 1 April 2011. Deferred tax is recognised at the rates of tax that are expected to be in effect when the items giving rise to deferred tax crystallise.

23 Group entities

			Ownership interest
			2010	2009
Significant Subsidiaries	Country of Incorporation	Direct Parent	%	%
Agriculture New Zealand Limited	New Zealand	PGG Wrightson Limited	100%	100%
Agri-Feeds Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Consortia Research Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Finance Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Investments Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Seeds Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGW Corporate Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Funds Management Limited	New Zealand	PGG Wrightson Investments Limited	100%	100%
Agricom Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
PGG Wrightson Genomics Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
Wrightson Seeds Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
PGG Seeds Australia Pty Limited	Australia	PGG Wrightson Limited	100%	100%
PGG Wrightson Real Estate Australia Pty Limited	Australia	PGG Wrightson Limited	100%	100%
PGG Wrightson Seeds (Australia) Pty Limited	Australia	PGG Wrightson Limited	100%	100%
AusWest Seeds Pty Limited	Australia	PGG Wrightson Seeds (Australia) Pty Limited	100%	100%
Stephen Pasture Seeds Pty Limited	Australia	AusWest Seeds Pty Limited	100%	100%
Juzay S.A.	Uruguay	PGG Wrightson Investments Limited	100%	100%
Wrightson Pas S.A. Limited	Uruguay	PGG Wrightson Investments Limited	100%	100%
PGG Wrightson Uruguay Limited	Uruguay	Juzay S.A.	100%	100%
Hunker S.A. (t/a Rural Centre)	Uruguay	Juzay S.A.	100%	100%
Lanelle S.A. (t/a Riegoriental)	Uruguay	Juzay S.A.	70%	70%
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	Juzay S.A.	51%	51%
Idogal S.A. (t/a Veterinaria Lasplaces)	Uruguay	Juzay S.A.	51%	51%
Agrosan S.A.	Uruguay	Wrightson Pas S.A. Limited	100%	100%
Alfalfares S.R.L.	Argentina	Wrightson Pas S.A. Limited	51%	51%
NZ Ruralco Participacoes Ltda	Brazil	Wrightson Pas S.A. Limited	100%	100%
Acquisition of Subsidiaries or Businesses
During the year ending 30 June 2010, the Group made the following acquisitions:
•	On 12 November 2009, the Group purchased the assets and business of Premier Seeds. Premier Seeds trades in the states of New South Wales and South Australia in Australia. It’s operations cover seed procurement, sales and processing. In the year to 30 June 2010 Premier Seeds contributed a loss of $0.300 million.
•	On 19 January 2010, the Group purchased the assets of Allied Grain Co-operative (Te Awamutu) Limited. Allied Grain’s operations cover grain processing and drying. In the year to 30 June 2010 Allied Grain contributed a profit of $Nil.
If these acquisitions had occurred on 1 July 2009, the estimated Group revenue would have been $0.456 million higher and profit would have been $0.060 million higher for the year ended 30 June 2010.
The significant acquisitions had the following effect on the assets and liabilities of the Group at the acquisition dates:

	Note	$000
Cash balances		2
Trade debtors and accruals		—
Inventory		—

Current assets		2

Intangible assets		92
Property plant and equipment		4,037

Non — current assets		4,129

Trade creditors and accruals		—

Current liabilities		—

Advances		—

Non — current liabilities		—
Net assets acquired		4,131
Goodwill arising on acquisition/(gain on purchase)	9	(666)

Cash paid		2,276

In addition, from 1 July 2009 Alfalfares, Romualdo Rodriguez, Veterinaria Lasplaces and Riegoriental have been accounted for as subsidiaries rather than equity accounted associates. Property, plant and equipment added to the group as part of this change are included in Net assets acquired (above) and in the Assets added as part of a business acquisition section as shown in the Intangible Assets and Property, Plant and Equipment notes.

24 Equity Accounted Investees

		2010	2009
	Note	$000	$000
Movement in carrying value of equity accounted investees
Opening balance		3,268	3,141
New investments		141	100
Capitalisation of loan		—	378
Reclassification of investments in associates		(1,135)	1,615
Share of profit/(loss)	8	1,959	(1,380)
Dividends received		(474)	(586)

Closing balance		3,759	3,268

There is no goodwill included in the carrying value of equity accounted investees (2009: Nil).
25 Other Investments

		2010	2009
		$000	$000
NZ Farming Systems Uruguay Limited		15,476	12,892
BioPacificVentures Limited	37	12,084	11,351
Sundry other investments including saleyards		6,280	12,019
Advances to associates		51,538	56,460

		85,378	92,722

PGG Wrightson’s investment in NZ Farming Systems Uruguay Limited (NZFSU) is held at fair value through the profit and loss in accordance with NZIAS39 and recorded a gain of $2.584 million in the Statement of Comprehensive Income (2009: Loss $39.214m). No further capital investment (2009: $1.155 million) was made during the year.
NZFSU has a management contract with PGG Wrightson Funds Management Limited (a subsidiary of PGG Wrightson Investments Limited). Included within this is a performance fee element where a fee is payable to PGG Wrightson Funds Management Limited where shareholder returns exceed a compounding 10% per annum. The share price used for this calculation is the weighted average share price for April to June 2010. In line with NZ IFRS PGG Wrightson Funds Management Limited has earned a pre tax performance fee of $Nil (2009: $Nil) in the year based on a share price required of $1.96 (2009: $1.78).
BioPacificVentures Limited and other saleyards investments, which do not have a market price in an active market and whose fair value can not be reliably determined, are carried at cost.
Advances to associates includes a loan from the Company of $17.500 million, in the form of redeemable preference shares in Wool Partners International Limited. An advance of $11.924 million is held with Wool Grower Holdings Limited. $19.234 million is due to the Group from NZ Farming Systems Uruguay Limited relating to unpaid performance and management fees, with the balance being smaller loans to various saleyard entities, livestock and seeds activities.

26 Intangible Assets

		Trademarks &
	Software	Patents	Goodwill	Total
	$000	$000	$000	$000
Cost
Balance at 1 July 2008	10,089	500	334,033	344,622
Additions	14,737	—	13,879	28,616
Disposals	(355)	—	(7,081)	(7,436)
Write off on closure of Australian subsidiary	—	—	(227)	(227)
Effect of movement in exchange rates	—	—	(160)	(160)

Balance at 30 June 2009	24,471	500	340,444	365,415

Balance at 1 July 2009	24,471	500	340,444	365,415
Additions	1,358	—	—	1,358
Adjusted as part of a business combination	92	—	(4,552)	(4,460)
Disposals and reclassifications	(148)	—	—	(148)
Effect of movement in exchange rates	1	—	1,092	1,093

Balance at 30 June 2010	25,774	500	336,984	363,258

Amortisation and impairment losses
Balance at 1 July 2008	7,861	75	17,080	25,016
Amortisation for the year	319	—	—	319
Additions	302	—	—	302
Disposals	(355)	—	—	(355)

Balance at 30 June 2009	8,127	75	17,080	25,282

Balance at 1 July 2009	8,127	75	17,080	25,282
Amortisation for the year	1,882	—	—	1,882
Additions	7	—	—	7
Disposals and reclassifications	581	—	—	581

Balance at 30 June 2010	10,597	75	17,080	27,752

Carrying amounts
At 1 July 2008	2,228	425	316,953	319,606
At 30 June 2009	16,344	425	323,364	340,133

At 1 July 2009	16,344	425	323,364	340,133
At 30 June 2010	15,177	425	319,904	335,506
In 2009 the Group acquired Stephens Pasture Seeds Pty Limited and AusWest Seeds Pty Limited in Australia. Valuations of those companies’ assets were performed at the time of acquisition and those assets have now been restated to reflect their fair values. This has resulted in a reduction in goodwill on consolidation of $4.552 million and a corresponding increase in property, plant and equipment.
Impairment testing for cash-generating units containing goodwill
For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The impairment tests for cash-generating units were based on the value in use, with the exception of Finance which was based on Net Tangible Assets.
The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	2010	2009
	$000	$000
Merchandising	—	—
Livestock	80,000	—
Finance (PWF)	—	—
Other AgriServices	18,401	290,748
AgriTech	221,503	32,616
Corporate	—	—

	319,904	323,364

The value in use was determined by discounting the expected future cash flows generated from the continuing use of the unit. Cash flows were projected based on a combination of actual operating results, the 2011 budget, 2012 and 2013 forecasted results, and forecast results for a further two years assuming the growth rates below. At the end of the five year period a terminal year is added to represent a steady state operating position. A discount rate of 8.78% was applied. These rates were calculated internally and cross checked against those published in an independent Cost of Capital report.
Key assumptions
Growth rates used
2011 cash flows are based on the budget approved by the Board of Directors. These budgets were prepared by management based on a combination of actual results for 2010 and expectations of 2011 trading conditions. All growth forecasts are consistent with trading results from the current and preceeding 3 trading periods.
2012 and 2013 cash flows are based on forecasts prepared on the same basis as the 2011 budgets, with the exception of Corporate and Regional Administration costs, which remain constant. This is considered to be appropriate due to the focus on the AgriServices and AgriTech divisional strategy.
2014 and 2015 cash flows were based on forecasts for AgriTech, and a growth rate of 5% for all other segments. Overhead costs were held constant.
In the terminal year, a growth rate of 2% was applied to approximate the effect of inflation.
Other Key Assumptions
•	The capital asset base will remain constant. As capital assets reach the end of their useful lives, they will be replaced, meaning the depreciation charge will be offset by asset purchases. Further, working capital requirements will remain constant as rises in debtor and inventory balances will be offset by increases in creditors, improved stock management, and improved debtor recovery.
•	Corporate overheads have been allocated to the business units reported above on the basis of the amount of revenue they generate divided by total group revenue. In addition, the Merchandising, Livestock and Other AgriServices units operate a regional administration structure whose costs have been allocated to these units on the same basis as corporate costs.
•	The tax rate applying to these cash flows will be 30% for 2011 and 28% for the 2012 year onwards.
•	Revenue growth and gross profit margins remain at levels consistent with the current and previous three years trading experience.
Sensitivity to changes in assumptions
There are no reasonably possible changes to the above assumptions which would see the carrying value of the units materially exceed the recoverable amounts.

27 Property, Plant and Equipment

			Plant and	Capital works
	Land	Buildings	equipment	project	Total
	$000	$000	$000	$000	$000
Cost
Balance at 1 July 2008	15,014	19,940	79,354	9,687	123,995
Additions	155	60	10,666	2,215	13,096
Disposals and transfers to other asset classes	(110)	(797)	(2,026)	(6,727)	(9,660)
Effect of movements in exchange rates	—	(36)	(192)	—	(228)

Balance at 30 June 2009	15,059	19,167	87,802	5,175	127,203

Balance at 1 July 2009	15,059	19,167	87,802	5,175	127,203
Additions	413	2,716	5,172	(2,552)	5,749
Added as part of a business combination	10	339	3,688	—	4,037
Disposals and transfers to other asset classes	(370)	7,099	(8,205)	(1,112)	(2,588)
Revalued on initial measurement (see note 26)	459	1,808	2,285	—	4,552

Effect of movements in exchange rates	29	344	(889)	—	(516)

Balance at 30 June 2010	15,600	31,473	89,853	1,511	138,437

Depreciation and impairment losses
Balance at 1 July 2008	—	4,631	49,143	—	53,774
Depreciation for the year	—	456	5,827	—	6,283
Depreciation on discontinued operations	—	—	(177)	—	(177)
Depreciation recovered to COGS	—	—	(74)	—	(74)
Additions	—	—	1,200	—	1,200
Disposals and transfers to other asset classes	—	13	(764)	—	(751)

Effect of movements in exchange rates	—	(12)	(94)	—	(106)

Balance at 30 June 2009	—	5,088	55,061	—	60,149

Balance at 1 July 2009	—	5,088	55,061	—	60,149
Depreciation for the year	—	13	5,557	—	5,570
Depreciation on discontinued operations	—	—	(11)	—	(11)
Depreciation recovered to COGS	—	—	(186)	—	(186)
Additions	—	—	123	—	123
Added as part of a business combination	—	38	224	—	262
Disposals and transfers to other asset classes	—	(1,471)	(2,856)	—	(4,327)
Effect of movements in exchange rates	—	94	(397)	—	(303)

Balance at 30 June 2010	—	3,762	57,515	—	61,277

Carrying amounts
At 1 July 2008	15,014	15,309	30,211	9,687	70,221
At 30 June 2009	15,059	14,079	32,741	5,175	67,054

At 1 July 2009	15,059	14,079	32,741	5,175	67,054
At 30 June 2010	15,600	27,711	32,338	1,511	77,160
Property, plant and equipment under construction
During the year ended 30 June 2010, the Group completed property projects to buildings in Waipapa, Hawera, Fielding (saleyards upgrade stage 2). Property projects have been committed for completion in the following year in Wellsford, Walton, Rolleston and Ashburton.

28 Trade and Other Payables

	2010	2009
	$000	$000
Trade creditors	146,800	97,380
Payable to Directors — retirement allowances	—	40
Loyalty reward programme	1,603	1,919
Deposits received in advance	11,619	—
Accruals and other liabilities	56,312	61,844
Employee entitlements	11,385	10,789

	227,719	171,972

Payable within 12 months	226,156	171,179
Payable beyond 12 months	1,563	793

	227,719	171,972

Payables denominated in currencies other than the functional currency comprise $77.523 million (2009: $90.817 million) of trade payables denominated in USD $53.668 million (2009: $47.145 million), AUD $21.527 million (2009: $41.049 million), EUR $1.734 million (2009: $2.487 million) and GBP $0.594 million (2009: $0.136 million).
Loyalty reward programme
The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption.

Balance as at 1 July	1,919	1,910
Additional provision made	864	1,218
Amount utilised	(1,180)	(1,209)

Balance as at 30 June	1,603	1,919

29 Loans and Borrowings

			Amortised Cost	Amortised Cost
		Face Value	2010	2009
	Coupon	$000	$000	$000
Non-current liabilities
Secured bond issue due Oct 2010 (PWF030)		—	—	98,488
Secured debenture stock		—	56,765	79,236

		—	56,765	177,724
Current liabilities
Secured bond issue due Oct 2010 (PWF030)	8.25%	100,000	99,658	—
Secured bond issue due May 2010 (PWF020)		—	—	25,076
Secured debenture stock		—	190,815	141,814
Client unsecured deposit and current accounts		—	70,819	83,032

		100,000	361,292	249,922

		100,000	418,057	427,646

All bond series are secured in terms of the PGG Wrightson Finance Trust Deed Relating to Bonds (including amendments) dated 21 April 2005. They rank equally with debenture stock and bank loans with a 5% limitation on prior security. Interest is paid quarterly. The carrying value includes the capitalised bond costs which are amortised over the life of the bonds.
Debentures consist of fixed interest debt securities which are of equal ranking with bonds and bank loans. They are secured by a first ranking security interest over all the assets of PGG Wrightson Finance Limited in terms of a Trust Deed dated 7 October 2004. The interest rate for the secured debenture stock is fixed for the term of the investment at the time of application and is paid either monthly, quarterly or annually. Funding is sourced from within New Zealand.
All deposits listed are unsecured deposits and rank equally with unsecured creditors of PGG Wrightson Finance Limited. The deposits are issued pursuant to the Trust Deed dated 7 October 2004. The interest rate for the deposits is fixed for the term of the investment at the time of application and is paid monthly or as otherwise specified. Funding is sourced from within New Zealand.
PGG Wrightson Finance Limited has a guarantee under the New Zealand deposit guarantee scheme. For further information about the New Zealand deposit guarantee scheme, refer to www.treasury.govt.nz.
30 Defined Benefit Asset / Liability

	2010	2009
	$000	$000
Present value of funded obligations	(66,040)	(61,863)
Fair value of plan assets	47,834	48,183

Total defined benefit asset / (liability)	(18,206)	(13,680)

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The plan’s retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

	PGG Wrightson Employment
	Benefits Plan		Wrightson Retirement Plan
	2010	2009	2010	2009
Plan assets consist of:
NZ equities	65%	64%	65%	64%
Fixed interest	33%	32%	33%	32%
Cash	2%	4%	2%	4%

	100%	100%	100%	100%

Actuarial Assumptions:
Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2010	2009
Discount rate used (10 year New Zealand Government Bond rate)	5.35%	5.96%
Expected return on plan assets	6.00%	6.00%
Future salary increases	3.50%	3.50%
Future pension increases	2.50%	2.50%
Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 65 is 19 years for males and 22 years for females. The overall expected long-term rate of return on assets is 6 percent. The expected long-term return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on expected future returns of the different asset classes and the investment policies for the plans.

	2010	2009	2008	2007	2006
	$000	$000	$000	$000	$000
Historical information
Present value of the defined benefit obligation	66,040	61,863	68,705	71,709	66,208
Fair value of plan assets	(47,834)	(48,183)	(69,528)	(74,662)	(67,394)

Deficit / (surplus) in the plan	18,206	13,680	(823)	(2,953)	(1,186)

The Group expects to pay $2.000 million (2009: $2.000 million in 2010) in contributions to defined benefit plans in 2011. Member contributions are expected to be $1.536 million (2009: $1.114 million in 2010).

		2010	2009
	Note	$000	$000
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligations at 1 July		61,863	68,705
Benefits paid by the plan		(5,631)	(11,111)
Current service costs and interest		5,236	3,363
Member contributions		1,651	1,556
Actuarial (gains)/losses recognised in equity		2,921	(650)

Liability for defined benefit obligations at 30 June		66,040	61,863

Movement in plan assets:
Fair value of plan assets at 1 July		48,183	69,528
Contributions paid into the plan		3,127	1,709
Benefits paid by the plan		(5,631)	(11,111)
Expected return on plan assets		2,816	3,864
Actuarial gains/(losses) recognised in equity		(661)	(15,807)

Fair value of plan assets at 30 June		47,834	48,183

Expense recognised in profit or loss:
Current service costs		2,939	714
Interest on obligation		2,297	2,649
Expected return on plan assets		(2,816)	(3,864)

Recognised in Non-Trading Items	9	2,420	(501)

Actual return on plan assets		2,126	(12,043)

Gains and losses recognised in equity:
Cumulative (gains)/losses at 1 July		(14,416)	823
Net profit and loss impact from current period costs		(2,420)	501
Recognised during the year		(2,106)	(15,740)

Cumulative (gains)/losses at 30 June		(18,942)	(14,416)

31 Capital and Reserves

	No. of shares	No. of shares
	2010	2009	2010	2009
	000	000	$000	$000
On issue at 1 July	315,816	289,324	408,850	374,508
Share placement and rights offer	442,625	—	216,854	—
Issue of convertible redeemable notes	—	—	33,850	—
Capital issue costs	—	—	(11,033)	—
Treasury stock	—	—	(8,347)	—
Bonus issues	—	16,492	—	22,342
Issued to Silver Fern Farms	—	10,000	—	12,000

Share capital on issue at 30 June	758,441	315,816	640,174	408,850

All shares are ordinary fully paid shares with no par value, carry equal voting rights and share equally in any profit on the winding up of the Group.
Convertible redeemable notes have a principal amount of $1 each, convertible by the Company after 15 July 2011. Interest is payable quarterly in arrears at 8% per annum. The NZDX has classified the Convertible Redeemable Notes as debt. The notes do not have a maturity date but it is expected that they will be redeemed within the next five years. They rank below debt and ahead of ordinary shares on liquidation of the Company.
Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.
Realised capital reserve
The realised capital reserve comprises the cumulative net capital gains that have been realised.
Revaluation reserve
The revaluation reserve relates to historic revaluations of property, plant and equipment.
Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet settled.
Defined benefit plan reserve
The defined benefit plan reserve contains actuarial gains and losses on plan assets and defined benefit obligations.
Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.
Retained earnings
Fair value adjustments are incorporated in the Retained Earnings Reserve unless they specifically relate to the Defined Benefit Plan or available-for-sale financial assets.
Dividends
The following dividends were declared and paid by the Group for the year ended 30 June:

	2010	2009
	$000	$000
$Nil per qualifying ordinary share (2009: $0.16)	—	46,449

32 Reconciliation of Profit After Tax With Net Cash Flow from Operating Activities

	2010	2009
	$000	$000
Profit after taxation	23,304	(66,444)
Add/(deduct) non-cash / non operating items:
Depreciation, amortisation and impairment	7,255	6,578
Fair value adjustments	(7,038)	50,421
Net profit on sale of assets/shares	(6,099)	(17,564)
Bad debts written off (net)	1,077	2,206
Increase/(decrease) in provision for doubtful debts	10,723	2,231
(Increase)/decrease in deferred taxation	(4,608)	(101)
Equity accounted earnings from associates	(1,959)	1,380
Financing costs	8,444	14,350
Other non-cash items	(3)	(809)

	7,792	58,692

Add/(deduct) movement in working capital items:
Movement in working capital due to sale/purchase of businesses	(349)	(8,119)
(Increase)/decrease in inventories and biological assets	(33,845)	(22,744)
(Increase)/decrease in accounts receivable and prepayments	(20,266)	52,763
(Increase)/decrease in assets held for sale	7,973	9,241
Increase/(decrease) in trade creditors, provisions and accruals	54,978	(7,807)
Increase/(decrease) in income tax payable/receivable	3,757	(3,365)

	12,248	19,969

Net cash flow from operating activities	43,344	12,217

The following 2009 historical cash flows have been reclassified from Investing Activities to Operating Activities:
•	Restructuring costs of $2.614 million, now included within payments to suppliers and employees;
•	Silver Fern Farms due diligence and settlement costs of $37.103 million, now included within payments to suppliers and employees.
The net increase in finance receivables reported in 2009 have been reclassified from Financing Activities to Investing Activities.

33 Employee Share Purchase Scheme
PGG Wrightson Limited Employee Share Purchase Scheme was established by PGG Wrightson Limited in 2006 to assist employees to become shareholders in the Company. Every current New Zealand based permanent full-time employee and every permanent part-time employee who is normally employed or deemed to be employed for not less than twenty working hours in each week is eligible to participate in the scheme.
Fully paid ordinary shares in PGG Wrightson Limited are offered, from time to time, for purchase by each eligible employee. There are two options for paying for the shares, either an interest free loan or cash payment. The interest free loan is for a term of three years and repayments are automatically deducted from employees salaries and wages.
There is a three year restrictive period applicable to shares purchased. This period commences on the date on which shares are purchased by the employees. During the restrictive period, the shares bought by the employees are registered in the name of the Trustee of the scheme and held by them on the employees behalf. At the end of the restrictive period, once any loan from the Trustee has been repaid in full, the shares are transferred to the employees. Employees are eligible for any dividends paid, or other distributions made by the Group to the holders of its ordinary shares during the restrictive period. Any voting rights attached to shares held by the Trustees shall, unless the Group otherwise determines, be exercised by the Trustees in such manner as they, in their absolute discretion, think fit.
The Trustees shall from time to time at the direction of the Group acquire shares by subscription, purchase or otherwise which are to be held by the Trustees for the purposes of the scheme and/or for the benefit of eligible employees. For shares issued to the Trust, the issue price is based on the market price of the shares quoted on the New Zealand Stock Exchange at the date of issue.
Shares held by the Scheme
The plan held the following ordinary shares at the end of the year:

	2010	2009
	000	000
Ordinary shares
Allocated to employees (fully paid)	327	436
Not yet allocated to employees	52	166
Percentage of total ordinary shares	0.05%	0.19%
All shares held by the Scheme that are fully paid carry full voting rights. The Scheme acquired Nil shares during the year (2009: Nil).
Control of the Scheme
Non-beneficial control of the shares in the scheme not yet allocated to employees is vested in a Corporate Trustee, PGW Corporate Trustee Limited, the directors of which at balance date were Tim Miles, Managing Director, and Jason Dale, Chief Financial Officer. If the shares have voting rights, the Corporate Trustee is entitled to exercise that voting power.
Financial Commitments

	2010	2009
	$000	$000
Advances from PGG Wrightson Limited	170	260
Advances from PGG Wrightson Limited are interest free and are repayable on demand. There are no advances to the Trust from external sources. At balance date no shares (2009: Nil) had been pledged to external financial institutions as security.

34 Financial Instruments
The Group is committed to the management of risk to achieve sustainability of service, employment and profits, and therefore, takes on controlled amounts of risk when considered appropriate.
The primary risks are those of liquidity, market (foreign currency, price and interest rate), funding and credit risk.

The Board of Directors is responsible for the review and ratification of the Group’s systems of risk management, internal compliance and control, code of conduct and legal compliance.
The Board maintains a formal set of delegated authorities (including policies for credit and treasury), that clearly define the responsibilities delegated to management and those retained by the Board. The Board approves these delegated authorities and reviews them annually.
Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulties in raising funds at short notice to meet commitments associated with financial instruments. The Group monitors its liquidity daily, weekly and monthly and maintains appropriate liquid assets and committed bank funding facilities to meet all obligations in a timely and cost efficient manner. Management of liquidity risk is designed to ensure that the Group has the ability to meet financial obligations as they fall due.
The objectives of the Group’s funding and liquidity policy is to:
•	ensure all financial obligations are met when due;

•	provide adequate protection, even under crisis scenarios; and

•	achieve competitive funding within the limitations of liquidity requirements.
The Group manages this risk by forecasting daily cash requirements, forecasting future funding requirements, maintaining an adequate liquidity buffer and ensuring long term lending is reasonably matched with long term funding.
Market Risk
Market risk, particularly for subsidiary PGG Wrightson Finance Limited, is the potential for change in the value of balance sheet positions caused by a change in the value, volatility or relationship between market risks and prices. Market risk arises from the mismatch between assets and liabilities, both on and off balance sheet. Market risk includes funding, price and interest rate risk which are explained as follows:
Foreign Currency Risk
The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arises from these activities. It is the Group’s policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.
The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $85.401 million (2009: $86.074 million) for the Group and $35.281 million (2009: $12.861 million) for the Company. The cash settlement requirements of these contracts approximates the notional contract amount shown above.
The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to PGG Wrightson Seeds Australia which is hedged with foreign exchange contracts.
Price and Interest Rate Risk
Price risk is the risk that the value of financial instruments and the interest margin will fluctuate as a result of changes in market interest rates. The risk is that financial assets may be repriced at a different time and / or by a different amount than financial liabilities.
This risk is managed by operating within approved policy limits using an interest rate duration approach.

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had $635.219 million (Company: $210.000 million) of interest rate contracts at balance date (2009: Group $807.281 million, Company $479.500 million).

Funding Risk
Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Group has a policy of funding diversification. The funding policy augments the Group’s liquidity policy with it’s aim to ensure the Group has a stable diversified funding base without over-reliance on any one market sector.
Credit Risk
Credit risk is the potential for loss that could occur as a result of a counterparty failing to discharge its obligations. Management formally reports on all aspects of key risks to the Audit Committee at least two times each year. In addition, the following management committees review and manage key risks:
•	The Senior Management Team meets regularly to consider new and emerging risks, reviews actions required to manage and mitigate key risks, and monitors progress.
•	The Credit Committee of subsidiary PGG Wrightson Finance Limited, comprising of Board representation and management appointees, meets regularly as required to review credit risk, new loans and provisioning.
Capital Management
The capital of the Group consists of share capital, reserves, and retained earnings.
The policy of the Group is to maintain a strong capital base so as to maintain investor, creditor and market confidence while providing the ability to develop future business initiatives. In addition, external funding arrangements currently limit the Group’s ability to pay dividends due to debt ratio requirements. This policy is reviewed regularly by the Board and has not been changed during the period.
Sensitivity Analysis
The Treasury policy of the Group effectively insulates earnings from the effect of short-term fluctuations in either foreign exchange or interest rates. Over the longer term however, permanent changes in foreign exchange or interest rates will have an impact on profit.
The sensitivity of net profit after tax for the period to 30 June 2010, and shareholders equity at that date, to reasonably possible changes in conditions is as follows:

	Interest rates increase by 1%		Interest rates decrease by 1%
	2010	2009	2010	2009
	$000	$000	$000	$000
Impact on net profit after tax	(250)	(1,401)	257	1,400
Members’ equity	(2,325)	(1,334)	2,389	1,339
The stress test uses the existing balance sheet interest rate mismatch against the cumulative mismatch between repricing assets and liabilities out from one to five years. Other market risks such as pricing and foreign exchange are not considered likely to lead to material change over the next reporting period. For this reason sensitivity analysis of these market risks is not included.

Quantitative disclosures
(a) Liquidity Risk — Contractual Maturity Analysis
The following tables analyse the Group financial assets and financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date (reported on an undiscounted basis). Contractual cash flows include contractual undiscounted principal and interest payments. Finance liabilities include substantial customer savings deposits and cheque accounts, which are at call, as well as with bonds and debentures. History demonstrates that such accounts provide a stable source of long term funding for the Group.

	Within				Contractual
	12 months	1 to 2 years	2 to 5 years	Over 5 years	cash flow	Balance Sheet
	$000	$000	$000	$000	$000	$000
2010
Assets
Cash and cash equivalents	24,246	—	—	—	24,246	24,246
Derivative financial instruments	4,483	527	630	—	5,640	5,640
Trade and other receivables	172,401	—	—	—	172,401	172,401
Finance receivables	445,664	76,920	50,219	73	572,876	530,119

	646,794	77,447	50,849	73	775,163	732,406

Liabilities
Bank facilities	39,449	212,418	—	—	251,867	222,677
Derivative financial instruments	1,704	2,634	415	—	4,753	4,753
Trade and other payables	216,100	—	—	—	216,100	216,100
Finance liabilities	375,744	35,616	26,713	—	438,073	418,057

	632,997	250,668	27,128	—	910,793	861,587

2009
Assets
Cash and cash equivalents	45,999	—	—	—	45,999	45,999
Derivative financial instruments	7,275	4,742	795	—	12,812	12,812
Trade and other receivables	188,197	—	—	—	188,197	188,197
Finance receivables	418,599	120,713	59,965	—	599,277	564,121

	660,070	125,455	60,760	—	846,285	811,129

Liabilities
Bank facilities	567,890	—	—	—	567,890	526,540
Derivative financial instruments	6,802	4,380	2,205	—	13,387	13,387
Trade and other payables	171,179	—	—	—	171,179	171,179
Finance liabilities	262,429	158,900	39,827	—	461,156	427,646

	1,008,300	163,280	42,032	—	1,213,612	1,138,752

(b) Liquidity Risk — Expected Maturity Analysis
The following maturity analysis of the Group’s finance receivables is based on their expected maturity dates. There is no material difference between contractual and expected maturity for all other categories of assets and liabilities. The liquidity profile will not agree to the contractual cashflow above because it is based on expected, not contractual, maturity.

	Within
	12 months	1 to 2 years	2 to 5 years	Over 5 years	Total	Carrying Value
	$000	$000	$000	$000	$000	$000
2010
Finance receivables	436,616	87,524	54,592	353	579,085	530,119

	436,616	87,524	54,592	353	579,085	530,119

2009
Finance receivables	410,366	141,968	61,807	—	614,141	564,121

	410,366	141,968	61,807	—	614,141	564,121

(c) Foreign Currency Exposure Risk
The Group’s exposure to foreign currency risk can be summarised as:

	GBP	USD	AUD	Euro
	NZ$000	NZ$000	NZ$000	NZ$000
2010
Cash and cash equivalents	4	5,569	2,955	305
Trade and other receivables	546	59,518	17,389	9,318
Trade and other payables	(594)	(53,668)	(21,530)	(1,734)

Net balance sheet position	(44)	11,419	(1,186)	7,889

Forward exchange contracts
Notional forward exchange cover	(34)	1,838	(11,434)	7,686

Net unhedged position	(10)	9,581	10,248	203

2009
Cash and cash equivalents	—	4,192	665	—
Trade and other receivables	176	16,709	12,015	17,266
Trade and other payables	(136)	(6,942)	(37,092)	(3,092)

Net balance sheet position	40	13,959	(24,412)	14,174

Forward exchange contracts
Notional forward exchange cover	(42)	13,874	(36,780)	14,498

Net unhedged position	82	85	12,368	(324)

The net balance sheet positions for the Group in AUD and USD include cash, trade and other receivables, and trade and other payables for the Australian and South American domiciled subsidiary companies and are therefore not hedged.

(d) Interest Rate Repricing Schedule
The following tables include the Group’s assets and liabilities at their carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

	Within			Non interest
	12 months	1 to 2 years	Over 2 years	bearing	Total
	$000	$000	$000	$000	$000
2010
Assets
Cash and cash equivalents	24,246	—	—	—	24,246
Derivative financial instruments	(71,500)	35,250	36,250	5,640	5,640
Trade and other receivables	172,401	—	—	—	172,401
Finance receivables	515,018	13,106	1,995	—	530,119

	640,165	48,356	38,245	5,640	732,406

Liabilities
Bank facilities	39,449	212,418	—	—	222,677
Derivative financial instruments	166,258	(133,000)	(33,258)	4,753	4,753
Trade and other payables	—	—	—	216,100	216,100
Finance liabilities	361,292	32,390	24,375	—	418,057

	566,999	111,808	(8,883)	220,853	861,587

2009
Assets
Cash and cash equivalents	45,999	—	—	—	45,999
Derivative financial instruments	(147,050)	128,800	18,250	12,812	12,812
Trade and other receivables	188,197	—	—	—	188,197
Finance receivables	514,562	39,251	10,308	—	564,121

	601,708	168,051	28,558	12,812	811,129

Liabilities
Bank facilities	567,890	—	—	—	526,540
Derivative financial instruments	117,731	(53,731)	(64,000)	13,387	13,387
Trade and other payables	—	—	—	171,179	171,179
Finance liabilities	249,922	141,784	35,940	—	427,646

	935,543	88,053	(28,060)	184,566	1,138,752

(e) Accounting classifications and fair values
The tables below set out the Group’s classification of each class of financial assets and liabilities, and their fair values.

		Loans and	Other	Total carrying
	Fair value	receivables	amortised cost	amount	Fair value
	$000	$000	$000	$000	$000
2010
Assets
Cash and cash equivalents	—	24,246	—	24,246	24,246
Derivative financial instruments	5,640	—	—	5,640	5,640
Trade and other receivables	—	172,401	—	172,401	172,401
Other investments	15,476	51,538	18,364	85,378	85,378
Loans and receivables	—	530,119	—	530,119	528,653

	21,116	778,304	18,364	817,784	816,318

Liabilities
Derivative financial instruments	4,753	—	—	4,753	4,753
Trade and other payables	—	—	216,100	216,100	216,100
Deposits and other borrowings	—	—	70,819	70,819	70,819
Debentures — secured	—	—	247,580	247,580	249,245
Bonds	—	—	99,658	99,658	97,382
Bank facilities	—	222,677	—	222,677	222,677

	4,753	222,677	634,157	861,587	860,976

		Loans and	Other	Total carrying
	Fair value	receivables	amortised cost	amount	Fair value
	$000	$000	$000	$000	$000
2009
Assets
Cash and cash equivalents	—	45,999	—	45,999	45,999
Derivative financial instruments	12,812	—	—	12,812	12,812
Trade and other receivables	—	188,197	—	188,197	188,197
Other investments	12,892	56,460	23,370	92,722	92,722
Finance receivables	—	564,121	—	564,121	564,762

	25,704	854,777	23,370	903,851	904,492

Liabilities
Derivative financial instruments	13,387	—	—	13,387	13,387
Trade and other payables	—	—	171,179	171,179	171,179
Deposits and other borrowings	—	—	83,032	83,032	83,032
Debentures — secured	—	—	221,050	221,050	226,589
Bonds	—	—	123,564	123,564	133,409
Bank facilities	—	526,540	—	526,540	526,540

	13,387	526,540	598,825	1,138,752	1,154,136

The fair value of loans and advances are calculated using discounted cash flow models based on the interest rate re-pricing and maturity of the financial assets. Discount rates applied in this calculation are based on current market interest rates for Loans and Advances with similar credit profiles. The fair value of investment in securities is based on quoted market prices, where available, or calculated using discounted cash flow models based on current market rates. The fair value of all financial liabilities is calculated using discounted cash flow models based on the interest rate re-pricing and maturity of the instruments. The discount rate applied in this calculation is based on current market rates.

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie. as prices) or indirectly (ie. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
2010
Assets
Derivative financial instruments	—	5,640	—	5,640
Other investments	—	15,476	—	15,476

	—	21,116	—	21,116

Liabilities
Derivative financial instruments	—	4,753	—	4,753

	—	4,753	—	4,753

2009
Assets
Derivative financial instruments	—	12,812	—	12,812
Other investments	12,892	—	—	12,892

	12,892	12,812	—	25,704

Liabilities
Derivative financial instruments	—	13,387	—	13,387

	—	13,387	—	13,387

	2010	2009
Interest rates used for determining fair value
Loans and receivables	11.7%	8.5%
Debentures — secured	6.4%	5.1%
Bonds	8.5%	6.8%
(f) Credit Risk
The carrying amount of financial assets represents the Group’s maximum credit exposure. The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

	2010	2009
	$000	$000
Total finance receivables, trade and other receivables
New Zealand	692,381	707,338
Australia	11,179	20,236
South America	35,022	22,614

	738,582	750,188

Concentrations of Credit Risk
Financial instruments which potentially subject the Group to concentrations of credit risk principally consist of bank balances, advances, trade debtors, and interest rate forward agreements. The Group places its cash and short term investments with three major trading banks. Concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand.

35 Operating Leases
Non-cancellable operating lease rentals are payable as follows:

	2010	2009
	$000	$000
Within one year	23,756	17,942
Between one and five years	51,181	33,968
Beyond five years	30,410	33,058

	105,347	84,968

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period of three years.
The Group leases photocopiers and other office and computer equipment. Leases are typically for a period of three years.
The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis, totalling $1.360 million (2009: $0.195 million).
36 Seasonality of Operations
The Group is subject to significant seasonal fluctuations. In particular, Livestock and Seeds activity are significantly weighted to the second half of the financial year. Seeds revenues reflects the fact the Group operates in geographical zones that suit Autumn harvesting and sowing. New Zealand generally has spring calving and lambing and so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes. The Group recognises this is the nature of the industry and plans and manages its business accordingly.
37 Commitments
There are commitments with respect to:

	2010	2009
	$000	$000
Capital expenditure not provided for	17,134	10,784
Commitments to extend credit	60,205	93,044
Investment in BioPacific Ventures	1,916	2,649

	79,255	106,477

Investment in BioPacific Ventures
The Group has committed $14 million to an international fund established for investment in food and agriculture life sciences. The Group’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At 30 June 2010 $12.084 million has been drawn on the committed level of investment (2009: $11.351 million), which is included in other investments.
There are no material commitments relating to investment in associates.
Contract Commitments
The Group has entered into a number of commercial arrangements with customers including Alliance Group, Bernard Matthews, Silver Fern Farms and TH Milk. These contracts have regular review cycles with measurements against KPI’s. Performance against these KPI’s may result in penalties or enhanced revenue opportunities.

38 Contingent Liabilities
There are contingent liabilities with respect to:

	2010	2009
	$000	$000
Guarantees	32,354	23,464
PGG Wrightson Loyalty Reward Programme	506	606

	32,860	24,070

Guarantees
The guarantees are provided to banks of subsidiary companies for borrowings and to other various third parties.
PGG Wrightson Loyalty Reward Programme
The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.
No losses are expected to arise from these contingent liabilities.
There are no contingent liabilities relating to investments in associates.
39 Related Parties
Company and ultimate controlling party
The immediate Company and ultimate controlling party of the Group is PGG Wrightson Limited.
Transactions with key management personnel
Share based payment to Managing Director and Executive Officers
A share and loan scheme was entered into with the Managing Director in 2008. The scheme enables the Managing Director to acquire 2,500,000 shares in the Company in 5 annual tranches, with a $5,000,000 loan from the Company. Each loan tranche will be recognised when the associated performance criteria are met. No interest is payable by the Managing Director while employed by the Company. The loan can be written off pro rata in five $1,000,000 instalments in February of each year subject to meeting performance criteria. Each year unrestricted ownership of one-fifth of the shares can transfer to the Managing Director.
Three additional share and loan schemes were entered into in 2009 with senior executives. The terms are the same as those for the Managing Director. In total 1,091,769 shares are available to these senior executives with a loan value of $3,000,000.
As at 30 June 2010 the loan balance outstanding for both Managing Director and Senior Officers was $Nil (2009: $Nil) and the number of shares for which unrestricted ownership has been transferred is Nil (2009: Nil). The cost of these non-transferred shares is included in equity as treasury stock (2009: included in investments).
Key Management Personnel compensation
In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive officers retired at age 60, are entitled to receive a lump sum payment at the date of retirement from the plan.

	2010	2009
	$000	$000
Key management personnel compensation comprised:
Short-term employee benefits	4,414	5,508
Post-employment benefits	18	—
Termination benefits	309	1,160
Other long-term benefits	—	—
Share-based payments	—	—

	4,741	6,668

Directors fees incurred during the year are disclosed in Note 7 Operating Expenses, and in the Statutory Information.

Other Transactions with Key Management Personnel
A number of directors, executive officers or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Group during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.
The aggregate value of transactions and outstanding balances relating to directors, executive officers and entities over which they have control or significant influence were as follows:

		Transaction	Balance	Transaction	Balance
		Value	Outstanding	Value	Outstanding
		2010	2010	2009	2009
KMP/Director	Transaction	$000	$000	$000	$000
Michael Thomas	Debenture and rural saver deposits	11	359	—	—
Barry Brook (retired October 2009)	Purchase of retail goods, debenture and rural saver deposits	57	118	56	—
John McKenzie	Purchase of retail goods, sale of seed under production contracts	1,822	—	1,411	—
Sir Selwyn Cushing	Purchase of retail goods, debentures	157	3,550	3	—
From time to time directors and executive officers of the Group, or their related entities, may use the PGG Wrightson American Express credit card facility and/or purchase goods from the Group. These purchases are on the same terms and conditions as those entered into by other Group employees or customers and are trivial or domestic in nature.
Other Related Party Transactions

	Transaction	Balance	Transaction	Balance
	Value	Outstanding	Value	Outstanding
	2010	2010	2009	2009
	$000	$000	$000	$000
Sale of goods and services
NZFSU — Management and Investor Services	6,787	19,234	4,216	22,720
All transactions and outstanding balances with these related parties are priced on an arm’s length basis and are expected to be settled in cash within six months of the reporting date. None of the balances are secured. The NZFSU outstanding balance is accruing interest at variable interest rates, being 9.42% as at 30 June 2010.
Management fees from Subsidiaries
During the financial year, the Company received management fees from subsidiaries as follows. These management fees were eliminated on consolidation.

	2010	2009
	$000	$000
Agriculture New Zealand Limited	—	2,000
Agri-Feeds Limited	—	2,000
PGG Wrightson Seeds Limited	—	20,000
PGG Wrightson Funds Management Limited	—	15,000
PGG Wrightson Investments Limited	—	2,000

	—	41,000

Subsidiary intercompany trading
A number of members of the Group transacted with other members of the Group in the reporting period. Balances on hand at balance date are disclosed in trade and other receivables, and trade and other payables. All intercompany transactions are eliminated on consolidation.

40 Events Subsequent to Balance Date
Grasslands Innovations
The Group’s investment in Grasslands Innovations via PGG Wrightson Seeds Limited has increased from 50% to 70% on 1 July 2010. This has required an additional equity investment of $0.020 million, plus a loan of $0.200 million. For the year ended 30 June 2011 this will require a change in accounting method from an equity accounted associate to a consolidated subsidiary.
Sale of NZFSU Investment
On 19 July 2010 the Company confirmed that it had entered into a lock-up agreement with Olam International Limited for PGW’s 28,137,844 shares in NZ Farming Systems Uruguay as part of Olam’s bid for control of that company. The offer is subject to regulatory approval and Olam obtaining not less than a 50.1% shareholding in NZFSU. The offer is at 55c per share.
PWF Bond Extension
On 12 August 2010 the Proposal was approved at a Special Meeting of Bondholders. This amended the Bond Trust Deed, allowing PGG Wrightson Finance Limited (at its election) to extend the term of the Bonds by up to 12 months. The extension had been available under the Bond Trust Deed, but only if the conditions of the extended Crown Guarantee were not materially different from the original Crown Guarantee. Amongst other matters, the guaranteed amount under the extended Guarantee Scheme was materially lower ($250,000 compared to $1 million under the original Crown Guarantee for eligible investors). Therefore, Bondholders were required to approve the Proposal by way of an Extraordinary Resolution, which, in turn, amended the Bond Trust Deed to again allow PGG Wrightson Finance Limited to exercise the term extension option.